Sub-Item 77I. Terms of New or Amended Securities

Terms of New or Amended Securities

Advantage Funds, Inc. DREYFUS GLOBAL ABSOLUTE RETURN FUND (formerly, Dreyfus Premier Global Absolute Return Fund) GLOBAL ALPHA FUND

     Effective December 3, 2008, no investments for new accounts were permitted in Class T of Dreyfus Global Absolute Return Fund and Global Alpha Fund (the “Funds”), except that participants in certain group retirement plans were able to open a new account in Class T of the Funds, if the Funds were established as investment options under the plans before December 3, 2008. After February 4, 2009 (the “Effective Date”), subsequent investments in the Funds’ Class A shares made by holders of the Funds’ Class T shares who received Class A shares of the Funds in exchange for their Class T shares will be subject to the front-end sales load schedule currently in effect for Class T shares. Otherwise, all other Class A share attributes will be in effect.

     Effective on the Effective Date, the Funds issued to each holder of their Class T shares, in exchange for said shares, Class A shares of the Funds having an aggregate net asset value equal to the aggregate net asset value of the shareholder’s Class T shares. Thereafter, the Funds no longer offered Class T shares.

     These changes, with respect to the Funds, were reflected in a Supplement to the Funds’ Prospectus and Statement of Additional information filed pursuant to Rule 497(e) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on November 3, 2008.